SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             CRYOPAK INDUSTRIES INC.
                             -----------------------
                               (Registrant's Name)

              1120-625 Howe Street, Vancouver, B.C. Canada V6C 2T6
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F X      Form 40-F _____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Description of document filed:

     The attached is a Form 61 Quarterly Report for the quarter ended September 30, 1999 as filed with the British Columbia Securities Commission.

                                     FORM 61

                                QUARTERLY REPORT

Incorporated as part of:        X       Schedule A
                                        Schedules B & C
                                (place X in appropriate category)

ISSUER DETAIL:
NAME OF ISSUER:                 CRYOPAK INDUSTRIES INC.
ISSUER ADDRESS:                 Suite 1120, 625 Howe Street
                                Vancouver, British Columbia
                                V6C 2T6

CONTACT PERSON:                 Laila Yee
CONTACT'S POSITION:             Office Manager
CONTACT TELEPHONE NUMBER:       (604) 685-3616
FOR QUARTER ENDED:              September 30, 1999
DATE OF REPORT:                 November 25, 1999

                                   CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF ITS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE "A" AND SCHEDULES "B" AND "C".

R. LEIGH JEFFS             /s/ R. Leigh Jeffs             99/11/29
--------------             ------------------             --------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

DOUGLAS R. REID            /s/Douglas R. Reid             99/11/29
---------------            ------------------              --------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.
CONSOLIDATED INTERIM BALANCE SHEET
AS AT SEPTEMBER 30, 1999 AND 1998
(Unaudited - Prepared by Management)

                                                      1999                      1998
                                                      ----                      ----
ASSETS

Current

      Cash                                            $        100,918          $        18,120
      Accounts receivable                                      496,183                  194,665
      Employee advances                                        218,000                   24,000
      Inventory                                                 28,749                   52,580
      Prepaid expenses                                         115,221                   14,242
                                                               -------                   ------
                                                               959,071                  303,607
Term deposit - restricted                                      125,649                  119,609
Investments                                                         75                       75
Capital assets                                                 498,347                  436,596
Advances to related company                                     25,781                   44,626
Intangibles                                                    345,293                  412,979
                                                               -------                  -------
                                                      $      1,954,216          $     1,317,492
                                                      ================          ===============
LIABILITIES

Current

      Accounts payable and accrued liabilities        $        211,137          $       318,119
      Current portion of capital lease                          81,000                   81,000
                                                                ------                   ------
                                                               292,137                  399,119
Capital lease payable                                          236,267                  279,277
Deferred income taxes                                           20,467                   20,467
                                                                ------                   ------
                                                               548,871                  698,863
                                                               =======                  =======

SHAREHOLDERS' EQUITY

Share capital                                               10,890,617                8,842,317
(Deficit)                                                  ( 9,485,272)             ( 8,223,688)
                                                           -----------              -----------
                                                             1,405,345                  618,629
                                                             ---------                  -------

                                                      $      1,954,216          $     1,317,492
                                                      ================          ===============


APPROVED BY THE BOARD:

/s/ R. Leigh Jeffs
------------------
Director

/s/ Douglas R. Reid
-------------------
Director

CRYOPAK INDUSTRIES INC.
CONSOLIDATED INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED SEPTEMEBER 30, 1999 AND 1998
(Unaudited - Prepared by Management)

                                                      1999                      1998
                                                      ----                      ----
Sales                                                 $        870,799          $        550,719
Cost of sales, Schedule 1                                      425,118                   341,529
                                                               -------                   -------
Gross profit                                                   445,681                   209,190
Operating expenses, Schedule 2                               1,124,168                   601,758
                                                             ---------                   -------
(Loss) from operations                                      (  678,487)               (  392,568)
(Loss) for the period                                       (  678,487)               (  392,568)
(Deficit), beginning of period                              (8,806,785)               (7,831,120)
                                                            ----------                ----------

(Deficit), end of period                              $     (9,485,272)         $     (8,223,688)
                                                      ================          ================

CRYOPAK INDUSTRIES INC.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
(Unaudited - Prepared by Management)

                                                      1999                      1998
                                                      ----                      ----
Operating activities
   Net (loss) for the period                          $     (   678,487)        $     (   392,568)
   Adjustment for:
     Depreciation and amortization                               87,393                    37,725
                                                                 ------                    ------
                                                            (   591,094)              (   354,843)
   Changes in non-cash working capital
     Accounts receivable                                    (   134,952)                   31,128
     Inventory                                              (     8,141)              (    15,823)
     Employee loans                                         (   194,000)
     Prepaid expenses                                       (   101,146)              (     2,046)
     Accounts payable and accrued liabilities               (    65,830)              (   214,321)
     Note payable                                                     -               (   350,000)
     Current portion of capital lease obligation            (     3,544)                      826
                                                            ------------                      ---
   Cash used in operating activities                        ( 1,098,707)              (   905,079)
Financing activities

     Issue of shares                                            678,167                   949,999
     Capital lease obligation                               (    12,790)              (    40,738)
                                                            ------------              ------------
   Cash provided by financing activities                        665,377                   909,261
Investing activities

     Purchase of fixed assets                               (   129,138)              (    15,422)
     Advances from related company                               23,087                    25,946
                                                                 ------                    ------
   Cash used in investing activities                        (   106,051)                   10,524
Increase (decrease) in cash, end of period                  (   539,381)                   14,706
Cash (bank indebtedness), beginning of period                   765,948                   123,026
                                                                -------                   -------
Cash (bank indebtedness), end of period               $         226,567         $         137,732
                                                      =================         =================

CRYOPAK INDUSTRIES INC.
INTERIM CONSOLIDATED SCHEDULE OF COST OF SALES
FOR THE SIX MONTHS  ENDED  SEPTEMBER  30, 1999 AND 1998
(Unaudited - Prepared by Management)

                                                                      Schedule l

                                                      1999                      1998
                                                      ----                      ----

Purchases                                             $       318,635           $       295,047
Brokerage and tariffs                                           4,586                     1,731
Delivery and freight                                          101,897                    44,751
                                                              -------                    ------
Total cost of sales                                   $       425,118           $       341,529
                                                      ===============           ===============


CRYOPAK INDUSTRIES INC.
INTERIM CONSOLIDATED SCHEDULE OF OPERATING EXPENSES
FOR THE SIX MONTHS  ENDED  SEPTEMBER  30, 1999 AND 1998
(Unaudited - Prepared by Management)

                                                                      Schedule 2

                                                      1999                      1998
                                                      ----                      ----
Interest and bank charges                             $        11,317           $   21,383
Amortization                                                   87,393               37,725
Consulting and management fees                                188,504              148,300
Filing, listings, and transfer agent fees                      10,238               24,825
Investor relations                                            130,486                    -
Media advertising, marketing and promotion                    277,955               85,696
Office                                                         68,562               57,489
Professional fees                                              80,554               36,036
Rent                                                           25,874               26,826
Royalties                                                      32,363               24,025
Salaries and benefits                                          88,357               77,399
Telephone                                                      19,018               19,331
Travel and vehicle                                            103,547               42,723
                                                              -------               ------
                                                      $     1,124,168           $  601,758
                                                      ===============           ==========


Incorporated as part of:                Schedule A
                                X X     Schedules B & C
                                (place X in appropriate category)

ISSUER DETAIL:
NAME OF ISSUER:                 CRYOPAK INDUSTRIES INC.
ISSUER ADDRESS:                 Suite 1120, 625 Howe Street
                                Vancouver, British Columbia
                                V6C 2T6

CONTACT PERSON:                 Laila Yee
CONTACT'S POSITION:             Office Manager
CONTACT TELEPHONE NUMBER:       (604) 685-3616
FOR QUARTER ENDED:              September 30, 1999
DATE OF REPORT:                 November 25, 1999

                                   CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF ITS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE "A" AND SCHEDULES "B" AND "C".

R. LEIGH JEFFS             /s/ R. Leigh Jeffs             99/11/29
--------------             ------------------             --------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

DOUGLAS R. REID            /s/Douglas R. Reid             99/11/29
---------------            ------------------              --------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.
SCHEDULE B

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999

1. For the Current Fiscal Year-to-Date
--------------------------------------

     The aggregate amount of expenditures made to parties not at arm's length from the issuer is $175,000 in management fees paid to three Directors pursuant to management contracts. Payments totaling $3,000 were made to one Director for accounting and advisory services.

     Consulting fees amount to $13,504.

2. For the Quarter Ended September 30, 1999
-------------------------------------------

a) Securities Issued

Type of security issued:  common shares
Type of issue:            exercise of options


# of Shares     Price      Date of Issue       Total         Type of
-----------     -----      -------------       Proceeds      Consideration
                                               --------      -------------
150,000         0.50       Sep. 2/99           $ 75,000      Cash

Type of security issued:  common shares
Type of issue:            exercise of warrants

# of Shares     Price      Date of Issue       Total         Type of
-----------     -----      -------------       Proceeds      Consideration
                                               --------      -------------
50,000          $0.60      Aug. 16/99          $ 30,000      Cash
125,000          0.776     Sep. 21/99            97,000      Cash

b) Options Granted

Optionee         # of Shares    Exercise     Expiry Date     Date of Grant
--------         -----------    Price        -----------     -------------
                                -----
John McEwen      250,000        0.75         Sep. 3,2001     Sep. 16, 1999
Chris McDonnell   40,000        0.75         Sep. 3,2003     Sep. 16, 1999

                                       (2)

3. As at the Quarter Ended September 30, 1999
---------------------------------------------

a)  Authorized Capital                        $100,000,000
    Shares Issued and Outstanding               18,254,040
    Shares Allocated but Unissued                3,000,000

b)

Type of Security     # of Shares      Conversion/           Expiry Date
----------------     -----------      Exercise Price        -----------
                                      --------------
Options               100,000         $0.40                 June 26, 2000
                      390,000          0.82                 August 17, 2000
                      343,000          0.64                 January 7, 2001
                      190,000          0.82                 February 11, 2001
                      290,000          0.86                 April 21, 2001
                      250,000          0.75                 September 3, 2001
                       40,000          0.75                 September 3, 2003
                     *750,000          0.76                 March 19, 2004
Preferred Shares          530         $2.00                 May 12, 2000
Warrants              119,608         $0.46                 March 20, 2000
                      250,000          0.46                 April 29, 2000
                      225,000          0.46                 May 13, 2000
                      135,000          0.46                 May 29, 2000
                      265,000          0.46                 June 3, 2000
                      125,000          0.46                 June 17, 2000
                       72,000          1.00                 April 23, 2001
                      150,000          1.15                 June 21, 2001

* These options will vest at a rate of 50,000 at the end of each calendar quarter commencing March 31, 1999 and are subject to shareholder approval.

c) Shares in escrow
      350,000

d) List of Directors
      Harry Bydgnes
      R. Leigh Jeffs
      Douglas R. Reid
      John McEwen
      John F. Morgan
      Ross Morrison

CRYOPAK INDUSTRIES INC.
SCHEDULE C
FOR THE SIX MONTHS ENDED SEPTEMBER 30,1999

The Company is in the business of selling temperature controlling packing solutions. The Company developed and holds patents for its cryopak product, which is comprised of uniform, laminate pouches filled with a clear non-toxic liquid. When frozen, cryopak is used to provide even distribution of refrigeration over a large area, and unfrozen is used to protect products from accidental freezing.

General Discussion
------------------

Sales in the first six months of its fiscal year have increased by approximately 58% and gross profits have increased by approximately 113% over the corresponding six months of the prior year. These increases reflect the Company's increased marketing efforts over the period.

In the first six months, the Company has directed its efforts to:

1)   reviewing its business strategy;
2) reviewing its business plans generally and in particular its marketing, production, and financial plans and continuing focussed sales activity in the pharmaceutical and airline businesses;
3)   doing a complete re-work of its retail product packaging;
4) negotiating an agreement in principal to acquire Northland Ice-Gel Inc. and Northland Custom Packaging Inc.; and
5)   validating packaging options with independent testing laboratories.

The Company has signed an agreement in principal to acquire Northland Ice-Gel Inc. and Northland Custom Packaging Inc. and is currently finalizing a formal agreement to finalize the purchase early in 2000.

The Company has appointed IIDA to represent it in selling its retail product line. IIDA has projected sales of $20,000,000 over a five-year term of the agreement. IIDA will be paid a commission on sales and has a right to purchase common shares of the Company at $0.75 CDN per common share.

In order to achieve the foregoing, the Company has increased its spending to redesign its logo and create a brand for its products. The Company has engaged marketing consultants, Real World Marketing Inc., to assist and advise it in the review and redevelopment of its marketing strategies.

Year 2000 Update
----------------

The Company is aware of the Year 2000 issues and has been taking the necessary actions to ensure a smooth transition into the new millennium. The majority of its office equipment, including computer hardware and software, are either Y2K compliant or are being replaced or modified. Currently, the Company is approximately 95% Y2K compliant. The Company estimates that all issues will be resolved by November 1999. Information has been received from various suppliers indicating their compliance and questionnaires have been sent to major suppliers.

                                       (2)

Investor Relations Activities
-----------------------------

The Company is currently using European Investor Services Ltd. to handle European investor relations. The Company's investor relations is otherwise handled internally.

CRYOPAK INDUSTRIES INC.

/s/ R. Leigh Jeffs
------------------
R. Leigh Jeffs
Director